Notice Of Exempt Solicitation: (VOLUNTARY SUBMISSION)

NAME OF REGISTRANT: PPL Corporation

NAME OF PERSON RELYING ON EXEMPTION: Majority Action

ADDRESS OF PERSON RELYING ON EXEMPTION: PO Box 4831, Silver Spring, MD 20914

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily.

PPL Corporation [NYSE:PPL]: Due to the Company’s Failure to Set Robust Interim Targets, Make the Near-Term Shifts in Capital Allocation and Investment Necessary to Decarbonize in Alignment with a 1.5°C Pathway, and Ensure Alignment of Policy Influence Activities:

●	Vote AGAINST Independent Chair of the Board Craig A. Rogerson (Item 1d).

The physical and financial risks posed by climate change to long-term investors are systemic, portfolio-wide, unhedgeable and undiversifiable. Therefore, the actions of companies that fail to align to limiting warming to 1.5°C pose risks to the financial system as a whole, and to investors’ entire portfolios, in addition to specific risks to those companies. See Appendix A for more information regarding Majority Action’s Proxy Voting for a 1.5°C World initiative and the transformation required in key industries.

PPL Corporation (PPL) is the 11th-highest emitter of carbon dioxide emissions among investor-owned utilities in the U.S.1 and generated the 17th most electricity among investor-owned utilities.2 The company is among the 167 target companies named by Climate Action 100+ as the largest global emitters and “key to driving the global net zero transition.”3

Electric power production is responsible for nearly one-third of energy-related carbon emissions in the U.S.4 The largest publicly-traded electric utilities remain among the largest sources of carbon emissions in the U.S. economy,5 and their capital investments in electric power infrastructure have the potential to lock in emissions for decades to come. In addition to curbing a direct source of emissions, the decarbonization of electricity production also enables the decarbonization of other sectors such as transportation and buildings as those sectors electrify.

Failure to set ambitious decarbonization targets in line with 1.5°C pathways, and to align companies’ business plans and policy influence to those targets, is a failure of strategy and corporate governance, for which long-term investors should hold directors accountable. At companies where the production, processing, sale, and/or consumption of fossil fuels is central to their core business, and greenhouse gas (GHG) emissions reductions have profound strategic implications, the board chair, and lead independent director where the position exists, should be held accountable.

Target setting

Net zero commitment by no later than 2050 for power production	✓
Net zero commitment clearly includes all relevant emissions sources and has limited use of offsets, negative emissions, or unproven or uncommercialized technologies, including carbon capture and storage	X
Robust interim targets of at least 80% by 2030 or at least 6% per year on a straight-line basis between 2019-2030 (on track to reach zero by 2035)	X

After substantial investor pressure6 and opposition to the re-election of its board chair,7 in 2021, PPL set a target of net zero emissions by 2050.8 In addition, the company set an interim target of 70 percent carbon emissions reduction from 2010 levels by 2035.9 However, PPL’s decarbonization trajectory of 2.5 percent annually between 2020-203010 is well below the 6 percent per year necessary for G7 nations to be on track for net zero emissions from electricity generation by 2035 under the International Energy Agency’s Net Zero by 2050 Scenario.11

PPL’s 2050 net zero goal only includes scope 1 and 2 emissions, and limited scope 3 emissions, from its electric utilities operations.12 However, PPL omits all emissions associated with its fossil gas operations, including scope 1 methane emissions, customers’ use of fossil gas from its gas distribution business, and PPL Electric’s electricity purchased for resale to end use customers.13 Emissions from these three categories of emissions equals 5.9 metric tonnes of CO2e, equivalent to 22% of PPL’s total goal-related CO2e emissions in 2021.14 PPL lags behind its investor-owned peers such as Duke Energy15 and Dominion Energy,16 which have expanded their net zero goals to include certain scope 2 and 3 emissions including emissions from power purchased for resale and customers’ use of fossil gas from their gas distribution businesses.

Capital allocation and investment plans

Firm plan to phase out coal by 2030	X
No investment in new gas generation	—

PPL’s fossil generation assets are located in Kentucky, a state without carbon emission reduction requirements for power generation. Consequently, not only does PPL not intend to close its coal generation assets by 2030, its plan to retire its power plants maintains the life of its coal generation assets beyond 2050 in some cases.17 Based on PPL’s current retirement schedule, by 2030 the company will have retired only three coal power plants with 1,009 MW of generation capacity leaving approximately 80 percent of PPL’s owned coal capacity in operation beyond the International Energy Agency’s recommended 2030 phase out milestone for unabated coal power generation.18 PPL’s most recent integrated resource plan does not include investment in new combined-cycle fossil gas facilities; however, the plan calls for additional fossil gas peaking plants.19 According to PPL’s Climate Action 100+ 2022 assessment, the company does not meet any of the criteria for the alignment of its capital expenditures.20

Policy influence

Alignment of policy influence activities with net zero target and limiting warming to 1.5°C	X

InfluenceMap scores PPL’s climate policy engagement in the “D” performance band and notes the company’s negative positions on Kentucky state-level policy via its subsidiaries Louisville Gas & Electric and Kentucky Utilities.21 Most recently, in PPL’s 2021 CDP climate disclosure, the company appears to express support for gas ban preemption legislation in Kentucky, which would prevent municipalities from taking steps to reduce emissions from buildings through electrification of heating and other uses of fossil gas.22

Conclusion: PPL has failed to set robust interim targets, make the near-term shifts in capital allocation and investment necessary to decarbonize in alignment with a 1.5°C pathway, and ensure alignment of policy influence activities. Therefore, we recommend that shareholders vote AGAINST Independent Chair of the Board Craig A. Rogerson (Item 1d) at the company’s annual meeting on May 18, 2022.

Appendix A: Proxy Voting for a 1.5°C World

The world is currently on track to reach disastrous levels of warming, driving massive harm and threatening the lives and livelihoods of millions. Corporate leaders in the industries responsible for this crisis have failed to take up the leadership required to change course.

“Climate risk” is systemic, escalating and irreversible - and corporate boards urgently need to take responsibility for averting and mitigating this risk.

The UN Intergovernmental Panel on Climate Change (IPCC) in 2018 made clear that in order to have at least a 50% chance of limiting warming to 1.5°C and avoiding the most catastrophic effects of the climate crisis, we must bring global, economy-wide carbon emissions down to net zero by 2050 at the latest.23 According to the International Energy Agency (IEA), in order to achieve net zero emissions globally by 2050, the electricity sector must reach net zero emissions in OECD countries no later than 2035 and there can be no investment in new fossil fuel production from today.24 The IPCC also recognizes that reducing rates of deforestation and forest degradation also represents one of the most effective and robust options for climate change mitigation.25

That means that corporate directors must ensure that companies set ambitious decarbonization targets in line with 1.5°C pathways, and align companies’ business plans, capital expenditures, and policy influence to those targets. Despite the escalating climate crisis, systemically important U.S. companies continue to invest in the expansion and continued use of fossil fuels, further accelerating global warming.26

The physical and financial risks posed by climate change to long-term investors are systemic, portfolio-wide, unhedgeable and undiversifiable. Therefore, the actions of companies that directly or indirectly impact climate outcomes pose risks to the financial system as a whole and to investors’ entire portfolios. In order to manage this systemic portfolio risk, investors must move beyond disclosure and company-specific climate risk management frameworks and focus on holding accountable the relatively small number of large companies whose actions are a significant driver of climate change.

When directors fail to transform corporate business practices in line with 1.5°C pathways, responsible investors must use their most powerful tool – their proxy voting power – to vote against directors.

Bold and unprecedented action by investors is a prerequisite to averting further global economic and financial catastrophe. While past shareholder efforts at standard setting, disclosure and engagement have laid important groundwork, company commitments won thus far have been far too incremental, far too hard fought, and collectively insufficient to the scale of the crisis.

Business-as-usual proxy voting will not suffice to address the seriousness of the crisis at hand. We urge investors to vote against directors at companies failing to implement plans consistent with limiting global warming to 1.5ºC.

Key Sectors Are Critical to Curbing the Climate Crisis

The electric power, finance, transportation, and oil and gas sectors are key drivers of the production and consumption of fossil fuels and must all make dramatic transformations to curb the worst of catastrophic climate change and protect long-term investors. Similarly, companies driving deforestation – including companies that source key deforestation-linked agricultural commodities, driving market demand for one of the greatest threats to the world’s forests – must adopt comprehensive climate policies and end deforestation.

Substantial votes against board members at these companies could help realign business and investment plans to the goals of the Paris Agreement, hold companies accountable for lobbying and policy influence practices that obstruct climate action, and align executive compensation to key decarbonization goals.

While each industry and company will need to chart its own path in pursuing decarbonization consistent with limiting warming to 1.5ºC, setting a target to reach net zero emissions by no later than 2050 is a critical first step. In the absence of such a target, investors can have no confidence that the company will be able to transform its business consistent with limiting warming to 1.5ºC.

Voting guide: Electric power generation

Electric power production is responsible for nearly one-third of energy-related carbon emissions27 in the United States. The largest publicly-traded electric utilities remain among the largest sources of carbon emissions in the U.S. economy,28 and their capital investments in fossil fuel-based electric power infrastructure have the potential to lock in greenhouse gas emissions for decades to come. In addition to curbing a direct source of emissions, the decarbonization of electricity production also enables the decarbonization of other sectors such as transportation and buildings as those sectors electrify.

While power generation globally has made some progress29 towards decarbonization, falling emissions intensity of electricity production has yet to be matched by reductions in absolute emissions. Given the substantial increase in electricity production that will be required to decarbonize and electrify sectors such as transportation and buildings, reductions in the emissions intensity of electricity will not deliver the emissions reductions needed to limit warming to 1.5°C.

Target setting

According to the IPCC,30 decarbonization of the power sector globally by no later than 2050 is a robust feature of all modeled pathways aligned with limiting warming to 1.5°C. In 2021, the IEA released its Net-Zero by 205031 Scenario, which requires emissions from electricity production in OECD countries to reach zero by 2035. The Global Sector Strategy32 for investor coalition Climate Action 100+ reiterates that investors expect that emissions from electricity generation should reach net zero by 2040 globally and by 2035 in advanced economies.

While accelerated timelines for decarbonization of electric power are now well-accepted, the base level requirement for utilities and their boards is to make commitments to reduce their emissions to net zero no later than 2050. In assessing the credibility and robustness of net zero targets, investors should consider whether a target includes all relevant Scope 1, 2, and 3 emissions company-wide. For utilities, this includes emissions not only from electricity directly generated by assets they own, but also emissions from purchased and resold power, and for combined gas-electric utilities, emissions from customer use of fossil gas. Investors should also take into account whether the utility has plans to eliminate the upstream methane emissions from gas used in power production or by its customers.

In addition to the base level requirement, in order to be aligned with the IEA's Net-Zero by 2050 Scenario, interim targets and milestones are necessary. Such interim targets and milestones should prioritize accelerated emissions reduction between now and 2030 rather than delaying the hard task of emissions reduction until after that date. This is underscored by the IEA’s report on Achieving Net-Zero Electricity Sectors in G7 Members, which requires emissions reductions of 76% or higher to be achieved by 2030 in G7 countries from 2019 levels under its Net-Zero by 2050 scenario,33 with average reductions in the order of 6% per year between now and 2035.34

Finally, robust net zero targets should not rely on substantial use of offsets, negative emissions, or technologies that are not yet developed or commercialized to avoid having to make short-term greenhouse gas emissions reductions. Any use of such offsets or negative emissions should be clearly disclosed to allow investors to assess the quality and credibility of utilities’ plans. The Science Based Targets Initiative currently only allows for small amounts of emissions after net zero to be mitigated with carbon removal;35 any other investment into mitigation is encouraged but not a substitute for lowering a company's own emissions.

Key Data Sources:

●	Climate Action 100+, Disclosure Indicators 1-4[36]

●	Science-Based Targets Initiative,[37] Companies list[38] and Sector Guidance[39]

●	CDP (formerly Carbon Disclosure Project),[40] search company survey responses

Capital Allocation

Investors must have confidence that utilities are making the near-term shifts in capital allocation and investment necessary to decarbonize in alignment with a 1.5°C future. According41 to multiple42 studies,43 U.S. power producers must phase out the use of coal generation by 2030 in order to stay on track to limit warming to 1.5°C. The IEA’s Net Zero by 2050 Scenario44 indicates all unabated coal generation must be phased out completely by 2030 in OECD countries.

Further research indicates that the cost to operate 74% of existing coal generation capacity exceeds the cost to replace it with wind and solar generation. By 2025, 86% of the coal generation capacity will be cheaper to replace45 with renewables. For regulated utilities,46 these additional costs will be borne by shareholders if utilities are unable to convince regulators to pass on those costs to consumers, creating substantial stranded asset risk for investors.

One study by researchers at UC Berkeley found that the U.S. electricity grid could reach 90% clean energy nationally47 with no need for any additional fossil gas generation plants by 2035. According to Deloitte, existing gas generation capacity “accounts for most of the undepreciated value of US fossil fuel capacity,”48 making it the largest source of potential stranded asset risk to utilities and their investors. Any future for gas generation beyond 205049 will only be possible with carbon capture, utilization and storage, a technology that does not fully abate emissions, does not account for upstream methane emissions, and is currently cost-prohibitive. In addition, increasing prices and volatility50 in the global gas market make investments in more gas generation a potentially risky long-term bet. In assessing the alignment of capital allocation plans with limiting warming to 1.5°C, investors should consider whether utilities are planning for no investment in new gas generation.

Key Data Sources:

●	Climate Action 100+, Disclosure Indicator 6[51]

●	Carbon Tracker,[52] Company Profiles: Utilities[53]

●	Sierra Club, Dirty Truth report[54] and Data Dashboard[55]

Policy Influence

Utilities must fully align their policy influence activities, including political spending and lobbying activities, with the policy settings required to accelerate sector-wide emissions reduction on a timeline necessary to limit warming to 1.5°C. Utilities must provide full disclosure of all political and lobbying spending to allow investors to assess this alignment. Finally, utilities must ensure the alignment of the policy influence activities of any trade associations or similar entities of which they are members or to which they contribute, or cease membership of such organizations. With efforts under way at the federal level in the U.S.56 to provide additional policy support to electric power decarbonization, utilities must not be engaged in efforts to delay or hinder those policy advances.

Key Data Sources:

●	Climate Action 100+, Disclosure Indicator 7[57]

●	Influence Map,[58] List of companies and influencers[59]

●	Energy and Policy Institute[60]

Summary Table

TARGET SETTING	1.1	Net zero commitment by no later than 2050 for power production
	1.2	Net zero commitment clearly includes all relevant emissions sources and has limited use of offsets, negative emissions, or unproven or uncommercialized technologies, including carbon capture and storage
	1.3	Robust interim targets of at least 80% by 2030 or at least 6% per year on a straight-line basis between 2019-2030 (on track to reach zero by 2035)
CAPITAL ALLOCATION	2.1	Firm plan to phase out coal by 2030
	2.2	Limited investment in new gas generation planned
POLICY INFLUENCE	3.1	Alignment of policy influence activities with net zero target and limiting warming to 1.5°C

1 MJBradley, “Emissions Data Charts”, https://www.mjbradley.com/content/emissions-benchmarking-emissions-charts accessed Apr 13, 2022

2 MJBradley, “Generation Data Charts,” https://www.mjbradley.com/content/emissions-benchmarking-generation-charts accessed Apr 13, 2022

3 Climate Action 100+, “Companies”, https://www.climateaction100.org/whos-involved/companies/

4 U.S. Energy Information Agency, “(FAQs) What are U.S. energy-related carbon dioxide emissions by source and sector?” https://www.eia.gov/tools/faqs/faq.php?id=75&t=11, accessed Mar 23, 2022

5 MJBradley, Benchmarking Air Emissions, July 2020, https://www.mjbradley.com/sites/default/files/Presentation_of_Results_2020.pdf, p. 3 and p. 7.

6 BlackRock, Voting Spotlight, 2021, https://www.blackrock.com/corporate/literature/publication/2021-voting-spotlight-full-report.pdf p. 45

7 PPL Corporation, SEC Filing on Form DEF 14A, 2021, https://www.sec.gov/ix?doc=/Archives/edgar/data/922224/000092222421000023/ppl-20210518.htm

8 PPL, “PPL Corporation Reports Second-Quarter 2021 Earnings; Announces Net-Zero Carbon Emissions Goal”, Aug 5, 2021, https://pplweb.mediaroom.com/2021-08-05-PPL-Corporation-Reports-Second-Quarter-2021-Earnings-Announces-Net-Zero-Carbon-Emissions-Goal

9 PPL, “PPL Corporation Reports Second-Quarter 2021 Earnings; Announces Net-Zero Carbon Emissions Goal”, Aug 5, 2021, https://pplweb.mediaroom.com/2021-08-05-PPL-Corporation-Reports-Second-Quarter-2021-Earnings-Announces-Net-Zero-Carbon-Emissions-Goal

10 Pomerantz and Kasper, “Many U.S. electric utilities plan slow decarbonization over next decade, out of sync with Biden plan”, Energy and Policy Institute, https://www.energyandpolicy.org/utilities-carbon-goal-biden-climate-plan/ see Utility Emissions, Feb 2022: Decarbonization Pace Data table

11 IEA, Achieving Net Zero Electricity Sectors in G7 Members, https://iea.blob.core.windows.net/assets/9a1c057a-385a-4659-80c5-3ff40f217370/AchievingNetZeroElectricitySectorsinG7Members.pdf p. 38

12 PPL, Climate Assessment, 2021, https://www.pplweb.com/wp-content/uploads/2021/11/PPL_Corp-2021-Climate-Assessment-FINAL.pdf p. 29

13 PPL, Sustainability Report, 2021, https://www.pplweb.com/wp-content/uploads/2022/04/PPL-Corporation-2021-Sustainability-Report.pdf p. 59

14 Calculated using figures from tables at p. 59, https://www.pplweb.com/wp-content/uploads/2022/04/PPL-Corporation-2021-Sustainability-Report.pdf

15 Duke Energy, Duke Energy expands clean energy action plan, https://news.duke-energy.com/releases/duke-energy-expands-clean-energy-action-plan, accessed Mar 1, 2022

16 Dominion Energy, Dominion Energy Broadens Net Zero Commitments, https://news.dominionenergy.com/2022-02-11-Dominion-Energy-Broadens-Net-Zero-Commitments, accessed Mar 1, 2022

17 PPL, Climate Assessment, 2021, https://www.pplweb.com/wp-content/uploads/2021/11/PPL_Corp-2021-Climate-Assessment-FINAL.pdf p. 23

18 IEA, Achieving Net Zero Electricity Sectors in G7 Members, https://iea.blob.core.windows.net/assets/9a1c057a-385a-4659-80c5-3ff40f217370/AchievingNetZeroElectricitySectorsinG7Members.pdf p. 8

19 PPL, Climate Assessment, 2021, https://www.pplweb.com/wp-content/uploads/2021/11/PPL_Corp-2021-Climate-Assessment-FINAL.pdf p. 23

20 Climate Action 100+, Company Assessment: PPL, https://www.climateaction100.org/company/ppl-corporation/ accessed May 5, 2022

21 InfluenceMap, LobbyMap: PPL, https://lobbymap.org/company/PPL-c48beacbf617cf90aa83d1453b246a9a/projectlink/PPL-In-Climate-Change accessed May 5, 2022

22 CDP, Climate Change Questionnaire: PPL, 2021, https://www.pplweb.com/wp-content/uploads/2021/11/PPL-Corporation-CDP-Climate-Change-Questionnaire-2021-1.pdf pp. 87-88

23 IPCC, Special Report on Global Warming of 1.5°C., 2018, https://www.ipcc.ch/site/assets/uploads/sites/2/2019/06/SR15_Full_Report_Low_Res.pdf , pp. v, 5, 7-10, 95-97 and 116

24 International Energy Agency (IEA), Net Zero by 2050: A Roadmap for the Global Energy Sector, May 2021. https://www.iea.org/reports/net-zero-by-2050, Slide 8.

25 IPCC. Special Report on Climate Change and Land, Summary for Policy Makers,January, 2020, https://www.ipcc.ch/site/assets/uploads/sites/4/2020/02/SPM_Updated-Jan20.pdf, pp 23-24 and 26.

26 Climate Action 100+: Net-Zero Company Benchmark Company Assessments https://www.climateaction100.org/progress/net-zero-company-benchmark/

27 U.S. Energy Information Agency, “FAQs: What are U.S. energy-related carbon dioxide emissions by source and sector?,” https://www.eia.gov/tools/faqs/faq.php?id=75&t=11

28 MJBradley & Associates, Benchmarking Air Emissions of the 100 Largest Electric Power Producers in the United States, https://www.mjbradley.com/sites/default/files/Presentation_of_Results_2020.pdf p. 9

29 IIGCC as part of Climate Action 100+, GLOBAL SECTOR STRATEGIES: INVESTOR INTERVENTIONS TO ACCELERATE NET ZERO ELECTRIC UTILITIES, Oct 2021, https://www.climateaction100.org/wp-content/uploads/2021/10/Global-Sector-Strategy-Electric-Utilities-IIGCC-Oct-21.pdf p. 26

30 IPCC, Special Report: GLOBAL WARMING OF 1.5 º Summary for Policy Makers, https://www.ipcc.ch/sr15/chapter/spm/ p. C1

31 International Energy Agency, Net Zero by 2050 A Roadmap for the Global Energy Sector,

https://iea.blob.core.windows.net/assets/deebef5d-0c34-4539-9d0c-10b13d840027/NetZeroby2050-ARoadmapfortheGlobalEnergySector_CORR.pdf p. 20

32 IIGCC as part of Climate Action 100+, GLOBAL SECTOR STRATEGIES: INVESTOR INTERVENTIONS TO ACCELERATE NET ZERO ELECTRIC UTILITIES, Oct 2021, https://www.climateaction100.org/wp-content/uploads/2021/10/Global-Sector-Strategy-Electric-Utilities-IIGCC-Oct-21.pdf p. 10

33 IEA, Achieving Net Zero Electricity Sectors in G7 Members,

https://iea.blob.core.windows.net/assets/9a1c057a-385a-4659-80c5-3ff40f217370/AchievingNetZeroElectricitySectorsinG7Members.pdf p. 92

34 IEA, Achieving Net Zero Electricity Sectors in G7 Members, https://iea.blob.core.windows.net/assets/9a1c057a-385a-4659-80c5-3ff40f217370/AchievingNetZeroElectricitySectorsinG7Members.pdf p. 38

35 Science Based Targets, “Science-Based Net-Zero Targets: ‘Less Net, more Zero’,” https://sciencebasedtargets.org/blog/science-based-net-zero-targets-less-net-more-zero

36 Climate Action 100+, “Companies,” https://www.climateaction100.org/whos-involved/companies/

37 Science Based Targets, SETTING 1.5°C-ALIGNED SCIENCE-BASED TARGETS: QUICK START GUIDE FOR ELECTRIC UTILITIES, June 2020, https://sciencebasedtargets.org/resources/legacy/2020/06/SBTi-Power-Sector-15C-guide-FINAL.pdf

38 Science Based Targets, “Companies Taking Action” https://sciencebasedtargets.org/companies-taking-action

39 Science Based Targets, “Sector Guidance” https://sciencebasedtargets.org/sectors

40 CDP, https://www.cdp.net/en

41 James H. Williams et al., “Carbon-Neutral Pathways for the United States,” Advancing Earth and Space Science, https://agupubs.onlinelibrary.wiley.com/doi/epdf/10.1029/2020AV000284, 2021, p. 20

42 Eric Larson et al., “Net-Zero America: Potential Pathways, Infrastructure, and Impacts,” Princeton University, October 21, 2021, https://www.dropbox.com/s/ptp92f65lgds5n2/Princeton%20NZA%20FINAL%20REPORT%20%2829Oct2021%29.pdf?dl=0 p. 29

43 Climate Analytics, Global and regional coal phase-out requirements of the Paris Agreement: Insights from the IPCC Special Report on 1.5°C, Sep 2019 https://climateanalytics.org/media/report_coal_phase_out_2019.pdf at “key messages”,

44 IEA, Net Zero by 2050 A Roadmap for the Global Energy Sector, October 2021,

https://iea.blob.core.windows.net/assets/deebef5d-0c34-4539-9d0c-10b13d840027/NetZeroby2050-ARoadmapfortheGlobalEnergySector_CORR.pdf p. 20

45 ERIC GIMON et al., “THE COAL COST CROSSOVER: ECONOMIC VIABILITY OF EXISTING COAL COMPARED TO NEW LOCAL WIND AND SOLAR RESOURCES,” Energy Innovation, Mar 2019, https://energyinnovation.org/wp-content/uploads/2019/03/Coal-Cost-Crossover_Energy-Innovation_VCE_FINAL.pdf p. 1

46 ERIC GIMON et al., “THE COAL COST CROSSOVER: ECONOMIC VIABILITY OF EXISTING COAL COMPARED TO NEW LOCAL WIND AND SOLAR RESOURCES,” Energy Innovation, Mar 2019, https://energyinnovation.org/wp-content/uploads/2019/04/Coal-Cost-Crossover_Energy-Innovation_VCE_FINAL2.pdf p. 11

47 Goldman School of Public Policy, “2035 THE REPORT: PLUMMETING SOLAR, WIND, AND BATTERY COSTS CAN ACCELERATE OUR CLEAN ELECTRICITY FUTURE,” University of California Berkeley, June 2020, http://www.2035report.com/wp-content/uploads/2020/06/2035-Report.pdf?hsCtaTracking=8a85e9ea-4ed3-4ec0-b4c6-906934306ddb%7Cc68c2ac2-1db0-4d1c-82a1-65ef4daaf6c1 p. 25

48 Stanley Porter et al., “Utility decarbonization strategies: Renew, reshape, and refuel to zero,” Deloitte, Sep 21, 2020, https://www2.deloitte.com/us/en/insights/industry/power-and-utilities/utility-decarbonization-strategies.html

49 Stanley Porter et al., “Utility decarbonization strategies: Renew, reshape, and refuel to zero,” Deloitte, Sep 21, 2020, https://www2.deloitte.com/us/en/insights/industry/power-and-utilities/utility-decarbonization-strategies.html

50 ANNE-SOPHIE CORBEAU, “The Global Energy Crisis: Implications of Record High Natural Gas Prices,” Columbia SIPA Center on Global Energy Policy, Oct 20, 2021, https://www.energypolicy.columbia.edu/research/commentary/global-energy-crisis-implications-record-high-natural-gas-prices

51 Climate Action 100+, Companies, https://www.climateaction100.org/whos-involved/companies/

52 Carbon Tracker Initiative, https://carbontracker.org/

53 Carbon Tracker Initiative, “Company profiles,” https://carbontracker.org/company-profiles/

54 Sierra Club, The Dirty Truth About Utility Climate Pledges, https://coal.sierraclub.org/the-problem/dirty-truth-greenwashing-utilities

55 John Romankiewicz, Utility Dashboard, https://public.tableau.com/app/profile/john.romankiewicz/viz/Utilitydashboard/Story1

56 Yvonne McIntyre & Derek Murrow, “House Proposes Strong Clean Electricity Performance Program,” NRDC, Sep 14, 2021, https://www.nrdc.org/experts/yvonne-mcintyre/house-proposes-strong-clean-electricity-performance-program

57 Climate Action 100+, “Companies,” https://www.climateaction100.org/whos-involved/companies/

58 InfluenceMap, https://influencemap.org/index.html

59 LobbyMap, “Company Profiles,” https://lobbymap.org/filter/List-of-Companies-and-Influencers#1

60 Energy and Policy Institute, https://www.energyandpolicy.org/